Novartis AG Postfach 4002 Basel Switzerland

July 26, 2012

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

US Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:	Novartis AG
Form 20-F for Fiscal Year Ended December 31, 2011
Filed January 25, 2012
File No. 001-15024

Dear Mr. Rosenberg:

This is in reply to your letter addressed to Jonathan Symonds, our Chief Financial Officer, dated July 20, 2012, which was in response to our June 22, 2012 letter. For ease of reference, we set forth your comments below, followed by our responses.

Notes to the consolidated financial statements

15. Trade receivables, page F-48

SEC request:

1.                                       Please refer to your response to comment two. You indicate that “these amounts appear likely to be significant as of today.” In your May 10th response, you indicated that the “requested information is not material to investors at December 31, 2011.” Please tell us the facts, events and circumstances that have occurred since December 31, 2011 resulting in this change and why you believe the amounts are likely significant. In addition, please tell us the amount of trade receivables for Greece, Italy, Spain and Portugal and the amounts that are past due for each of these countries separately as of June 30, 2012 and whether you would consider the amounts significant.

Novartis response:

As was made clear in our May 10th letter, we do not consider our outstanding trade receivables for the four countries in question to be material.  In response to your further request, and in order to assist investors, in our June 22 letter we stated that we would evaluate our outstanding receivables for each of the four countries in question at year-end to determine whether they were significant, and, if they were, we would disclose the requested information with respect to any such countries.  We stated, as you note, that as of the date of our June 22 letter, it appeared likely that our overdue receivables for Spain and Italy would be significant at year-end.  Since the date of that letter, due to payments received from Spain and Italy, our overdue receivables from these countries have been substantially reduced, from a total amount overdue for more than one year of $214 million as of December 31, 2011 to $138 million as of June 30, 2012 — as compared against our annual net sales of $58.6 billion for 2011.

As a result, as supported by the table below, at this point, it now appears that only the outstanding receivables from Italy may reasonably be considered likely to be significant as of year-end.

in USD m	Greece	Italy	Portugal	Spain	Total
Gross trade receivables at 12/31/11	207	761	88	495	1,551
Gross trade receivables at 6/30/12	207	718	116	344	1,385
Past due for more than one year at 12/31/11	16	91	9	98	214
Past due for more than one year at 6/30/12	29	85	18	6	138

Clearly, absent a specific regulatory requirement, we are not required to disclose financial information that is not material to the Novartis Group.  However, in order to assist investors, and as an accommodation to SEC, we would be willing to disclose the requested information with respect to any of these countries if, as of year-end, the amounts past due for more than one year from that country are considered significant.

*       *       *

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that this letter responds to the issues raised in your comment letter.  If you have additional questions, please do not hesitate to contact us.

Respectfully submitted,

Novartis AG

/s/ JONATHAN SYMONDS	/s/ FELIX R. EHRAT
Jonathan Symonds	Felix R. Ehrat
Chief Financial Officer	General Counsel
Novartis Group	Novartis Group